Exhibit 12.1

Statement of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Ratio of Earnings to Fixed Charges:
Including interest on deposits	1.23	1.75	1.67	1.54	1.69	1.54	1.42
Excluding interest on deposits	2.81	12.16	11.34	7.76	10.55	9.41	26.84

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Including interest on deposits	1.23	1.74	1.66	1.53	1.67	1.51	1.38
Excluding interest on deposits	2.65	10.72	9.97	6.99	8.63	6.43	7.76